

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

26 June 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America




08003551

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the acquisition of new wholly-owned subsidiary by Genting Overseas Holdings Limited, a wholly-owned subsidiary of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
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dw 7/2


BURSA MALAYSIA

Exemption No. 82-962

General Announcement

Submitted

Initiated by **GENTING - COMMON** on **26/06/2008 06:27:44 PM**
Ownership transfer to **GENTING** on **26/06/2008 06:27:49 PM**
Submitted by **GENTING** on **26/06/2008 06:38:52 PM**
Reference No **GG-080626-97884**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	ACQUISITION OF NEW WHOLLY-OWNED SUBSIDIARY BY GENTING OVERSEAS HOLDINGS LIMITED, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Overseas Holdings Limited, a wholly-owned subsidiary of the Company has acquired Dragasac Limited ("Dragasac") as its new wholly-owned subsidiary on 23 June 2008 for investment purposes. Dragasac was incorporated on 3 April 2008 in the Isle of Man with an issued and paid-up capital of USD 1/- comprising 1 ordinary share of USD 1/-.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	1 July 2008	*No of sheets:*	*1*

Current report 39/2008

The Management Board of KGHM Polska Miedź S.A. announces that at the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A which was held on 26 June 2008, the State Treasury held a number of shares granting at least 5% of the number of votes at the meeting - number of votes 83 567 521, representing 83.27% of the number of votes participating in the Ordinary General Shareholders' Meeting and 41.78% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

19 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

20 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772 9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 2-4962



Notice of Shares Buy Back - Immediate Announcement

Submitted

Initiated by GENTING - COMMON on 20/06/2008 05:42:49 PM
Ownership transfer to GENTING on 20/06/2008 05:42:57 PM
Submitted by GENTING on 20/06/2008 06:20:11 PM
Reference No GG-080620-55C17
Form Version V3.0

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	GENTING BERHAD
* Stock name	GENTING
* Stock code	3182
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of buy back *	20/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	600,000
Minimum price paid for each share purchased (RM) *	5.250
Maximum price paid for each share purchased (RM) *	5.400
Total consideration paid (RM)	3,200,747.07
Number of shares purchased retained in treasury (units)	600,000
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	4,701,000
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

23 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Fortieth Annual General Meeting for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962


BURSA MALAYSIA

General Announcement

Initiated by **GENTING - COMMON** on **23/06/2008 04:54:07 PM**
Ownership transfer to **GENTING** on **23/06/2008 04:54:22 PM**
Submitted by **GENTING** on **23/06/2008 05:35:36 PM**
Reference No **GG-080623-0E695**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	GENTING BERHAD ("GB" or "the Company") - Fortieth Annual General Meeting ("40th AGM")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)

The Board of Directors of GB is pleased to inform that the shareholders of GB have at the 40th AGM of the Company held on Monday, 23 June 2008 approved all the resolutions under Ordinary and Special Businesses as set out in the Notice of the 40th AGM contained in the Annual Report for Year 2007.

TAN SRI LIM KOK THAY
Chairman & Chief Executive
GENTING BERHAD

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption N . 82-4962



Notice of Shares Buy Back - Immediate Announcement

Initiated by **GENTING - COMMON** on **19/06/2008 06:14:02 PM**
Ownership transfer to **GENTING** on **19/06/2008 06:14:07 PM**
Submitted by **GENTING** on **19/06/2008 06:20:46 PM**
Reference No **GG-080619-83767**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	Company Secretary
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	19/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	1,600,000
Minimum price paid for each share purchased (RM) *	5.200
Maximum price paid for each share purchased (RM) *	5.400
Total consideration paid (RM)	8,549,327.68
Number of shares purchased retained in treasury (units)	1,600,000
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	4,101,000
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

END